Exhibit 21.1

Subsidiaries of Mama’s Creations, Inc.

Entity	Percent of Ownership	Jurisdiction of Organization
MamaMancini’s Inc.	100%	Delaware
Chef Inspirational Foods, LLC	100%	New York
Crown 1 Foods, Inc.	100%	Nevada
T&L Acquisition Corp.	100%	Nevada